Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

March 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Chris Edwards

Re:	Coherus BioSciences, Inc. Registration Statement on Form S-3 (Registration No. 333-222698)

Ladies and Gentlemen:

On March 22, 2018, Coherus BioSciences, Inc. (the “Company”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on March 27, 2018, at 4:00 p.m., Washington, D.C. time. By this letter the Company hereby withdraws the acceleration request dated March 22, 2018.

Please direct any questions or comments regarding this correspondence to our counsel, Benjamin A. Potter of Latham & Watkins LLP, at (650) 470-4809.

Thank you for your assistance in this matter.

Very truly yours,

Coherus BioSciences, Inc.

By:	/s/ Jean-Frédéric Viret
Jean-Frédéric Viret
Chief Financial Officer

cc:     Benjamin A. Potter, Latham & Watkins LLP